                                                                    EXHIBIT 12.2

                             PAINE WEBBER GROUP INC.
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                            (In thousands of dollars)

                                           Three Months                           Years Ended December 31,
                                          Ended March 31,  ------------------------------------------------------------------------
                                            2000   (1)      1999  (1)        1998  (1)      1997   (1)      1996  (1)        1995
                                            ----------     ----------        ----------     ----------     ----------     ---------
Income before taxes                         $  282,158     $1,002,558        $  682,763     $  644,075     $  558,999    $  102,677
                                            ----------     ----------        ----------     ----------     ----------    ----------

Preferred stock dividends                         --          129,689(2)         35,433         44,186         43,712        36,260
                                            ----------     ----------        ----------     ----------     ----------    ----------

Fixed charges:

  Interest                                     816,077      2,564,822         2,876,712      2,573,582      1,971,788     1,969,811

  Interest factor in rents                      16,225         61,322            56,139         53,665         54,537        59,491
                                            ----------     ----------        ----------     ----------     ----------    ----------

  Total fixed charges                          832,302      2,626,144         2,932,851      2,627,247      2,026,325     2,029,302
                                            ----------     ----------        ----------     ----------     ----------    ----------

Total fixed charges and preferred
  stock dividends                              832,302      2,755,833         2,968,284      2,671,433      2,070,037     2,065,562
                                            ----------     ----------        ----------     ----------     ----------    ----------

Income before taxes and fixed charges       $1,114,460     $3,628,702        $3,615,614     $3,271,322     $2,585,324    $2,131,979
                                            ==========     ==========        ==========     ==========     ==========    ==========

Ratio of earnings to fixed charges
  and preferred stock dividends                    1.3            1.3               1.2            1.2            1.2           1.0
                                            ==========     ==========        ==========     ==========     ==========    ==========

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist principally of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

(1) Income before taxes includes minority interest in wholly owned subsidiary trusts

(2) Amount includes a charge to equity of $59,883 resulting from the redemption of preferred stock on December 16, 1999.